EXHIBIT 99.1

Golar LNG Limited: Fortuna FLNG Offtake Awarded to Gunvor

The Ministry of Mines and Hydrocarbons ("MMH"), Ophir Equatorial Guinea (Block R) Ltd, OneLNG SA and La Compania Nacional De Petroleos De Guinea Ecuatorial ("GEPetrol") have nominated Gunvor Group Ltd ("Gunvor") as its preferred LNG Buyer for offtake from the Fortuna FLNG project. All parties have agreed the principal commercial terms subject to finalising a Sale and Purchase Agreement ("SPA") for the offtake ahead of the Final Investment Decision ("FID") on the Fortuna FLNG project.

Gunvor is committed to take the full contract capacity of the Gandria FLNG vessel of 2.2 MMTPA which will be purchased on a Brent-linked, Free on Board ("FOB") basis for a 10 year term. The contract structure allows flexibility for up to 1.1mmtpa of the Fortuna capacity to be marketed on an alternate basis. Consequently the agreement gives the Fortuna partners alongside the State of Equatorial Guinea,  the potential to sell volumes to higher priced gas markets in Africa and beyond, whilst retaining a share in the profits of such onward marketing.

With the identification of a preferred LNG Buyer now achieved, the last significant milestone prior to the FID of the Fortuna FLNG project is the completion of the project funding, with FID remaining on track for 2017.

His Excellency, Gabriel Mbaga Obiang Lima, Minister of Mines and Hydrocarbons for the Republic of Equatorial Guinea, commented: "The selection of Gunvor sets a landmark moment in the development of the Fortuna Project. The partnership with Gunvor also paves the way for the government's objective to deliver important projects that monetize our gas, promotes local content and brings world-class petroleum technology to Equatorial Guinea. The Fortuna Project will target becoming the first choice supplier of LNG for the LNG to Africa initiative, furthering Equatorial Guinea's leadership position in Africa as an LNG exporter."

Nick Cooper, Chief Executive of Ophir, commented: "We thank those parties that participated in the competitive tender process for the offtake and welcome Gunvor to the Fortuna FLNG Project. Gunvor's involvement is a further addition to a strong partnership along the Fortuna value chain. Our focus is now on completing the financing package and debt facility". With Golar's sister vessel, the Hilli Episeyo, nearing completion and with Petronas FLNG having recently delivered commercial cargoes, FLNG is now entering the mainstream".

Jeff Goodrich, CEO OneLNG SA commented: "OneLNG, along with the State of Equatorial Guinea and Ophir, would like to take the opportunity to welcome Gunvor to the Fortuna family. We look forward to working together to set the new performance benchmark in FLNG".

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Important factors that could cause actual results to differ materially include, but are not limited to: the timeliness of the Hilli Episeyo conversion, commissioning and delivery; Golar's future revenues, expenses, financial condition and results of operations; Golar's ability to draw down on existing debt facilities and the amounts drawn thereon, to refinance debt, to incur additional debt and the terms thereof; covenants and financial ratios imposed by Golar's debt facilities; Golar's ability to make additional borrowings and to access debt and equity markets; customer acceptance and termination dates and extensions of charters; and other factors listed from time to time in the reports and other documents Golar files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for Golar to predict all of these factors. Further, Golar cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda

August 21, 2017

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan